Exhibit 99.1

SINA Announces Receipt of Government Notices

SHANGHAI, May 2, 2014 /PRNewswire/ — SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced that it received two notices from the State Administration of Press, Publication, Radio, Film and Television stating that the Company’s Internet Publication License and License for Online Transmission of Audio-Visual Programs would be revoked due to certain unhealthy and indecent content from third-parties or by users on its portal, i.e., on its online reading channel book.sina.com.cn and on its website www.sina.com.cn. The Company also received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit, which imposed an administrative fine of RMB5,085,183 (US$815,038) on the Company in connection with the content referred to above. The Company is currently evaluating the impact of these administrative penalties on its business operations and its administrative options and intends to fully cooperate with the relevant government authorities.

Safe Harbor Statement

This press release contains forward-looking statements. The company assumes no obligation to update the forward-looking statements in this press release and elsewhere unless required by law. Statements that are not historical facts, including statements about the Company’s plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to risks included in the Company’s filings with the Securities and Exchange Commission.

Contact:

Investor Relations
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn